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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Access Health Alternatives, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer



                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                          Title of Class of Securities



                                   00432E 10 7
--------------------------------------------------------------------------------
                                  CUSIP Number


                                   Luigi Brun
--------------------------------------------------------------------------------
                               71 Sir James Court
                             Ontario, Canada N0M 1C0
                                 (519) 661-2697
--------------------------------------------------------------------------------
             Name, Address, Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                January 29, 2001
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.     00432E 10 7
              ------------------------------------------------------------------

1.       Names of Reporting Person:  Luigi Brun

         I.R.S. Identification Nos. of above persons (entities only):
         Not Applicable

2.       Check the Appropriate Box if a member of a Group*

         (a)    [ ]

         (b)    [ ]

3.       SEC Use Only
                                 -----------------------------------------------

4.       Source of Funds*        PF, WC
                                 -----------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------

6.       Citizenship or Place of Organization          Canada
                                                       -------------------------

 ............................
     Number of Shares           7.     Sole Voting  Power             2,500,000
                                                                      ----------

    Beneficially owned          8.     Shared Voting Power
                                                                      ----------

     by each Reporting          9.     Sole Dispositive Power         2,500,000
                                                                      ----------

        Person With             10.    Shared Dispositive Power
 ............................                                          ----------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
                                                                      ----------

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         Not Applicable
         -----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11                 23.6%
                                                                          ------

14.      Type of Reporting Persons*           IN
                                              ----------------------------------

             ** SUBJECT TO UPWARD ADJUSTMENT AS DESCRIBED IN ITEM 4.
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER:

         This statement relates to the common stock, $0.001 par value, of Access Health Alternatives, Inc. (the "Company").

         The principal executive offices of the Company are located at 4619 Parkbreeze Court, Orlando, Florida, 32808.

2.       IDENTITY AND BACKGROUND:

         This Schedule 13D is being filed by Luigi Brun, an individual:

         (a)      Luigi Brun

         (b)      71 Sir James Court, Arva, Ontario, Canada N0M 1C0

         (c)      Mr. Brun is a business consultant.

         (d) During the last five years, Mr. Brun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Brun has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

         (f)      Mr. Brun is a citizen of Canada.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Mr. Brun, by and through an investment of $500,000 in working capital of Pines International Corporation ("Pines"), a Nevada corporation of which he is a director, executive officer and principal shareholder, purchased 1,840,000 common shares. He acquired 660,000 additional common shares pursuant to a consulting agreement between the Company and Mr. Brun. See Item 5.

4.       PURPOSE OF TRANSACTION:

         Mr. Brun's acquisition of the common shares is for investment purposes, but he reserves the option to increase his holdings and to seek to influence and/or control the Company if circumstances warrant. Upon completion of the funding for the acquisition of the common shares, Pines has the right to designate one member of the Company's Board of Directors. See Item 5.

         Mr. Brun currently has no plans or proposals which relate to or would result in:

         (a) the acquisition or disposition by any person of securities of the Company;
         (b)      an extraordinary corporate transaction involving the Company;
         (c) a sale or transfer of a material amount of assets of the Company;
         (d) any material change in the present capitalization or dividend policy of the Company;
         (e) any other material change in the Company's business or corporate structure;
         (f) changes in the Company's charter or bylaws or other actions which would impede the acquisition of control of the Company by any other person;
         (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (h) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (i)      any action similar to those enumerated above.

5.       INTEREST IN SECURITIES OF THE ISSUER:

         Mr. Brun beneficially owns 2,500,000 common shares or about 23.6% of the outstanding common shares of the Company.

         On January 29, 2001, the Company received the first of two $250,000 payments related to the purchase of 1,840,000 common shares by Pines. The second $250,000 payment will be made on or before February 28, 2001.

         On December 29, 2000, the Company and Brun entered into a consulting agreement under which Brun received 660,000 common shares of the Company.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The Company and Mr. Brun entered into a consulting agreement on December 29, 2000. See Item 5.

7.       MATERIAL TO BE FILED AS EXHIBIT:

         The following materials are filed as exhibits:

         (1) Stock Purchase Agreement between Access Health Alternatives, Inc. and Pines International Corporation.

         (2) Consulting Agreement between Access Health Alternatives, Inc. and Luigi Brun.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:        February 9, 2001                    /s/ Luigi Brun
                                                  ----------------
                                          Name:   Luigi Brun